 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 16, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on January 16, 2024, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the fourth tranche of the 2023 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the fourth tranche of the 2023 programme was announced: 27 October 2023.

The duration of the fourth tranche of the 2023 programme: 30 October 2023 to no later than 29 January 2024.

From 8 January to 12 January 2024, Equinor ASA has purchased a total of 2,060,000 own shares at the Oslo Stock Exchange at an average price of NOK 316.9616 per share.

Overview of transactions:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
8 January	410,000	321.6820	131,889,620.00
9 January	410,000	321.2798	131,724,718.00
10 January	410,000	314.5858	128,980,178.00
11 January	420,000	312.3675	131,194,350.00
12 January	410,000	315.0052	129,152,132.00

Previously disclosed buy-backs under the fourth tranche of the 2023 programme (accumulated)	14,260,000	343.8647	4,903,510,240.80

Total buy-backs under fourth tranche of the 2023 programme (accumulated)	16,320,000	340.4688	5,556,451,238.80

Following the completion of the above transactions, Equinor ASA owns a total of 61,914,461 own shares, corresponding to 2.06% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: January 16, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer